Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-173402, 333-173402-01 through 333-173402-13

PROSPECTUS SUPPLEMENT

(To Prospectus dated May 6, 2011)

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

HAWKER BEECHCRAFT NOTES COMPANY

$400,000,000 8.5% Senior Fixed Rate Notes due April 1, 2015

$400,000,000 8.875%/9.625% Senior PIK-Election Notes due April 1, 2015

$300,000,000 9.75% Senior Subordinated Notes due April 1, 2017

Attached hereto and incorporated by reference herein is our Form 12b-25 Notification of Late Filing of our Annual Report on Form 10-K for the year ended December 31, 2011, filed with the Securities and Exchange Commission on April 2, 2012. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, dated May 6, 2011, with respect to the 8.5% Senior Fixed Rate Notes due April 1, 2015, 8.875%/9.625% Senior PIK-Election Notes due April 1, 2015 and 9.75% Senior Subordinated Notes due April 1, 2017, including any amendments or supplements thereto.

INVESTING IN THE NOTES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 10 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN THE NOTES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus has been prepared for and will be used by Goldman, Sachs & Co. in connection with offers and sales of the notes in market-making transactions. These transactions may occur in the open market or may be privately negotiated, at prices related to prevailing market prices at the time of sale or at negotiated prices. Goldman, Sachs & Co. may act as principal or agent in these transactions. We will not receive any of the proceeds of such sales.

GOLDMAN, SACHS & CO.

April 2, 2012

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SEC FILE NUMBER 333-147828
CUSIP NUMBER

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Hawker Beechcraft Acquisition Company, LLC and Hawker Beechcraft Notes Company

(Full Name of Registrant)

Not Applicable

(Former Name if Applicable)

10511 East Central,

Address of Principal Executive Office (Street and Number)

Wichita, Kansas 67206

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Hawker Beechcraft Acquisition Company, LLC and Hawker Beechcraft Notes Company (collectively, the “Company”) are unable to file the Annual Report on Form 10-K for the year ended December 31, 2011 by the prescribed filing deadline (March 30, 2012) without unreasonable effort and expense because the Company has devoted and continues to devote substantial resources to negotiations with its senior lenders and other creditors in light of ongoing adverse economic and industry conditions and because of difficulties and delays in producing financial information resulting from the Company’s recent implementation of an upgraded enterprise resource planning (“ERP”) system. The Company expects to complete and file the Form 10-K on or before April 16, 2012.

As reported in the Company’s news release dated March 27, 2012, the Company has entered into a forbearance agreement and third amendment to its credit agreement with its secured lenders to, among other things, provide for an incremental term loan facility and an agreement by lenders holding approximately 70% of the borrowings under the credit agreement to forbear from exercising certain rights as a result of the Company’s failure to meet certain financial covenants and to defer certain interest payments under the credit agreement until June 29, 2012.

The Company’s senior management, finance, and legal teams have spent and are continuing to spend a significant amount of time negotiating with the Company’s secured lenders and other key constituents regarding a comprehensive recapitalization of the Company. The Company can provide no assurances that it will be able to reach agreement regarding any comprehensive recapitalization or that the Company will be able to effect such a recapitalization.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

/s/ Karin-Joyce Tjon Sien Fat	316	676-7111
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on preliminary information currently available, the Company anticipates that its results of operations for the year ended December 31, 2011 will be significantly different from the results of operations for the year ended December 31, 2010.

The Company anticipates reporting losses from operations of approximately $481.8 million (including restructuring and non-cash intangible asset impairment charges of $304.9 million) for fiscal 2011 compared to losses from operations of approximately $173.9 million (including restructuring and non-cash intangible asset impairment charges of $40.5 million) for fiscal 2010.

Management has not yet completed its year-end closing and financial reporting process; therefore the information provided above is preliminary and could differ materially from the information contained in the audited financial statements that will be included in the Company’s Form 10-K for the year ended December 31, 2011.

The Company anticipates that its Form 10-K for the year ended December 31, 2011 will include an explanatory paragraph from the Company’s independent registered public accounting firm expressing substantial doubt about its ability to continue as a going concern. The Company was in violation of its financial covenants under its credit agreement with its primary lenders as of December 31, 2011 and, as described in Part III above, has entered into a forbearance agreement and amendment to its credit agreement. The Company is in negotiations with its secured lenders and other key constituents regarding a comprehensive recapitalization. If the Company is unable develop a plan for and implement a comprehensive restructuring, or ensure sufficient liquidity to maintain operations, there can be no assurance that it will continue to operate as a going concern.

Management of the Company, including its principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework. Based upon that evaluation, management will report material weaknesses in the Company’s internal control over financial reporting related to the Company’s recent implementation of an upgraded ERP system and difficulties in attracting and retaining appropriately qualified accounting and finance personnel.

The Company has hired Alvarez & Marsal as business advisors to assist the Company in assessing the ERP system and developing a remediation plan to improve its performance and functionality. The Company expects to develop the plan during the second quarter of 2012.

The Company is taking several actions to remediate the material weakness related to staff retention. The Company has hired financial advisors to assist it with additional work associated with the negotiations with its secured creditors and other key constituents. The Company has implemented an enhanced compensation plan for 2012 for non-executives which includes accounting and finance personnel and becomes effective beginning in April 2012. The Company also continues to actively recruit appropriately qualified accounting and finance personnel.

Cautionary Statements

All financial information related to fiscal 2011 in this Form 12b-25 is preliminary in nature, is based on unaudited internal information and remains subject to further review, finalization of the Company’s reporting process and audit. Such information is as of date of this filing and, except as required by law, the Company undertakes no obligation to update any of these forward-looking statements.

This form contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential”, qualifiers such as “preliminary”, and similar expressions. Forward-looking statements are not guarantees of future events, and the Company can provide no assurance that such statements will be realized. Forward-looking statements include, without limitation, statements about the Company’s business outlook, liquidity, products, and the markets in which it operates, and its expectations, beliefs, plans, strategies, objectives, prospects, and assumptions for future events or performance. Forward-looking statements are based on management’s assumptions and assessments in light of past experience and trends, current conditions, expected future developments and other relevant factors. They are also based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by, the forward-looking statements. Among the factors that could cause actual results to differ materially from those described or implied in the forward-looking statements are the substantial leverage and debt service resulting from the Company’s indebtedness; its ability to successfully complete its restructuring activities; disruption in supply from key vendors; work stoppages at its operations facilities; disruptions to its operations due to its computer system upgrade during the three months ended September 30, 2011, and any impact that such upgrade may have had or may continue to have on our internal controls; general business and economic conditions; lack of market competition in the Company’s existing and future markets; acceptance of its products and services; loss or retirement of key executives; the Company’s ability to attract and retain highly talented professionals; any unfavorable resolution of legal proceedings; and other risks disclosed in the Company’s filings with the Securities and Exchange Commission.

Hawker Beechcraft Acquisition Company, LLC and Hawker Beechcraft Notes Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 2, 2012	HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

		By:	Hawker Beechraft, Inc., its Sole Member

/s/ Karin-Joyce Tjon Sien Fat
Karin-Joyce Tjon Sien Fat
Chief Financial Officer

HAWKER BEECHCRAFT NOTES COMPANY

/s/ Karin-Joyce Tjon Sien Fat
Karin-Joyce Tjon Sien Fat
Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).